EXHIBIT 14.1

NEURO-HITECH PHARMACEUTICALS, INC.
CODE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER AND
SENIOR FINANCIAL OFFICIALS

This Code of Ethics applies to our Chief Executive Officer and senior financial officials. Our Chief Executive Officer and our senior financial officials (the Chief Financial Officer, principal accounting officer and other officers in the Finance Area) are ultimately responsible for full, fair, accurate, timely and understandable disclosure in our public communications and the reports and documents filed by us with the Securities and Exchange Commission. This Code embodies rules regarding responsibilities to us, our investors and other stakeholders. Accordingly, to the best of their knowledge and ability, the Chief Executive Officer and each financial official pledges:

•	To act with honesty and integrity, including the ethical handling (and avoidance, where possible) of actual or apparent conflicts of interest between personal and professional relationships.

•	To provide disclosure in Neuro-Hitech’s public communications and its reports and documents filed with the Securities and Exchange Commission that is full, fair, accurate, timely and understandable.

•	To adhere to applicable laws and regulations governing Neuro-Hitech’s business and act in a manner consistent with Neuro-Hitech’s policies implementing those laws and regulations.

•	To act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

•
To respect the confidentiality of information acquired in the course of one’s work, except when authorized or otherwise legally obligated to disclose, and not to use such information for personal advantage.

•	To achieve responsible use of, and control over, the assets and resources employed or entrusted to one’s management.

•	To promptly report to the Chairman of the Audit Committee information concerning:

o	Material violations of this Code; and

o
Evidence of a material violation of the securities or other laws, rules or regulations or accounting principles applicable to Neuro-Hitech and the operation of its business, by Neuro-Hitech or any agent thereof.

The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code by the Chief Executive Officer or senior financial officials. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to these procedures, and may include action ranging from written notices or censure to suspension (with or without pay as determined by the Board or its designee) or termination with or without cause. In determining what action is appropriate in a particular case, the Board of Directors or its designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.